Filed by: PIMCO Funds pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: Forum Funds II
File Number of the Related Registration Statement: 333-228523
You should carefully read and consider the Prospectus/Proxy Statement before voting on the Reorganization. The Prospectus/Proxy Statement also will be available without charge on the SEC’s web site (www.sec.gov).
Hi ____,
As a result of Gurtin’s acquisition by PIMCO, we are requesting shareholder approval via proxy vote for both a reorganization of the Gurtin Funds into newly formed PIMCO Funds and a new investment advisory agreement for the Gurtin Funds.
I’m writing to inform you that you may have received — or will soon be receiving — important proxy vote information. We greatly appreciate your help in supporting the proposals and humbly request that you cast your vote FOR each proposal.
Open the letter below to learn more about the proxy vote, including options for how you can cast your vote.

Rest assured, as subadvisor to the new PIMCO Funds, the Gurtin team will continue to manage the Gurtin Funds following the reorganization. We kindly ask that you cast your vote as soon as possible, as the shareholder meeting is scheduled to take place on February 15, 2019.
As always, if you have any questions, please don’t hesitate to email me directly at atrice@gurtin.com or give me a call at 858-436-2200. I’m happy to discuss any questions that you may have.
Best, Alan
Follow us: Twitter / LinkedIn
©2019 Gurtin Fixed Income Management LLC dba Gurtin Municipal Bond Management, a PIMCO
company. All Rights Reserved.
440 Stevens Ave Ste 260
Solana Beach, California 92075 United States San Diego | Chicago 1.866.606.2221
Subscribe or Unsubscribe at any time.
Gurtin Municipal Bond Management respects your privacy and will not share your information with any other organization.
For information on our privacy practices and commitment to protecting your privacy, please review our Privacy Policy.
Disclosure: If you are not the intended recipient, any use, dissemination, distribution, or copying by you of this message or any attachments is strictly prohibited. If you have received this message in error, please notify the sender immediately by replying to this message and delete the message, including any attachments, from your system.
The opinions expressed represent an assessment of the market environment at a specific time and are subject to change without notice. The opinions are not intended to be a forecast of future events, or a guarantee of future results and should not be relied upon as investment advice. Each investor should make his or her own investigation and evaluation of the investments and investment strategies described, including the merits and risks thereof.
Gurtin Fixed Income Management LLC dba Gurtin Municipal Bond Management, a PIMCO company is an investment adviser registered with the SEC.
You received this email because you are subscribed to Account Information from Gurtin Municipal
Bond Management.
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Hi _____,
As a result of Gurtin’s acquisition by PIMCO, we are requesting shareholder approval via proxy vote for both a reorganization of the Gurtin Funds into newly formed PIMCO Funds and a new investment advisory agreement for the Gurtin Funds.
I’m writing to inform you that your clients with an investment in one or more of the Gurtin Funds may have received — or will soon be receiving — important proxy vote information. We greatly appreciate your help in supporting the proposals and humbly request that you encourage your clients to cast their vote FOR each proposal.
Open the letter below to learn more about the proxy vote, including options for how your clients can cast their vote.

Rest assured, as subadvisor to the new PIMCO Funds, the Gurtin team will continue to manage the Gurtin Funds following the reorganization. We kindly ask that you encourage your clients to cast their vote as soon as possible, as the shareholder meeting is scheduled to take place on February 15, 2019.
As always, if you have any questions, please don’t hesitate to email me directly at atrice@gurtin.com or give me a call at 858-436-2200. I’m happy to discuss any questions that you may have.
Best,
Alan
Follow us: Twitter / LinkedIn
www.gurtin.com / 866-606 / advisoryservices@gurtin.com
©2019 Gurtin Fixed Income Management LLC dba Gurtin Municipal Bond Management, a PIMCO
company. All Rights Reserved.
440 Stevens Ave Ste 260
Solana Beach, California 92075 United States San Diego | Chicago 1.866.606.2221
Subscribe or Unsubscribe at any time.
Gurtin Municipal Bond Management respects your privacy and will not share your information with any other organization.
For information on our privacy practices and commitment to protecting your privacy, please review our Privacy Policy.
Disclosure: If you are not the intended recipient, any use, dissemination, distribution, or copying by you of this message or any attachments is strictly prohibited. If you have received this message in error, please notify the sender immediately by replying to this message and delete the message, including any attachments, from your system.

The opinions expressed represent an assessment of the market environment at a specific time and are subject to change without notice. The opinions are not intended to be a forecast of future events, or a guarantee of future results and should not be relied upon as investment advice. Each investor should make his or her own investigation and evaluation of the investments and investment strategies described, including the merits and risks thereof.
Gurtin Fixed Income Management LLC dba Gurtin Municipal Bond Management, a PIMCO company is an investment adviser registered with the SEC.
You received this email because you are subscribed to Account Information from Gurtin Municipal
Bond Management.
Update your email preferences to choose the types of emails you receive.
Unsubscribe from all future emails

Hi ______,
As a result of Gurtin’s acquisition by PIMCO, we are requesting shareholder approval via proxy vote for both a reorganization of the Gurtin Funds into newly formed PIMCO Funds and a new investment advisory agreement for the Gurtin Funds.
I’m writing to inform you that your clients with an investment in one or more of the Gurtin Funds may have received — or will soon be receiving — important proxy vote information. We greatly appreciate your help in supporting the proposals and humbly request that you exercise your discretion to vote on behalf of your clients, casting your vote FOR each proposal.
Open the letter below to learn more about the proxy vote, including options for how you can cast your vote.

Rest assured, as subadvisor to the new PIMCO funds the Gurtin team will continue to manage the Gurtin Funds following the reorganization. We kindly ask that you cast your vote as soon as possible, as the shareholder meeting is scheduled to take place on February 15, 2019.
As always, if you have any questions, please don’t hesitate to email me directly at atrice@gurtin.com or give me a call at 858-436-2200. I’m happy to discuss any questions that you may have.
Best, Alan
Follow us: Twitter / LinkedIn
www.gurtin.com / 866-606 / advisoryservices@gurtin.com
©2019 Gurtin Fixed Income Management LLC dba Gurtin Municipal Bond Management, a PIMCO
company. All Rights Reserved.
440 Stevens Ave Ste 260
Solana Beach, California 92075 United States San Diego | Chicago 1.866.606.2221
Subscribe or Unsubscribe at any time.
Gurtin Municipal Bond Management respects your privacy and will not share your information with any other organization.
For information on our privacy practices and commitment to protecting your privacy, please review our Privacy Policy.
Disclosure: If you are not the intended recipient, any use, dissemination, distribution, or copying by you of this message or any attachments is strictly prohibited. If you have received this message in error, please notify the sender immediately by replying to this message and delete the message, including any attachments, from your system.

The opinions expressed represent an assessment of the market environment at a specific time and are subject to change without notice. The opinions are not intended to be a forecast of future events, or a guarantee of future results and should not be relied upon as investment advice. Each investor should make his or her own investigation and evaluation of the investments and investment strategies described, including the merits and risks thereof.
Gurtin Fixed Income Management LLC dba Gurtin Municipal Bond Management, a PIMCO company is an investment adviser registered with the SEC.
You received this email because you are subscribed to Account Information from Gurtin Municipal Bond Management.
Update your email preferences to choose the types of emails you receive.
Unsubscribe from all future emails

Gurtin Municipal Bond 440 Stevens Avenue, Ste. 260 Management Solana Beach, CA 92075
T: 858-436-2200 444 W. Lake Street, Ste. 2333 F: 858-436-2201 Chicago, IL 60606
info@gurtin.com www.gurtin.com
January 15, 2019
Dear Investor:
This letter concerns the Gurtin National Municipal Opportunistic Value Fund, Gurtin California Municipal Opportunistic Value Fund, Gurtin National Municipal Intermediate Value Fund, and Gurtin California Municipal Intermediate Value Fund (collectively, the “Gurtin Funds”), for which Gurtin Fixed Income Management, LLC dba Gurtin Municipal Bond Management (“Gurtin”) serves as advisor. In connection with the completion of a recent acquisition, by which Gurtin became a company of Pacific Investment Management Company LLC
(“PIMCO”), Gurtin is requesting shareholder approval via proxy vote of both a reorganization of the Gurtin Funds into newly formed PIMCO Funds (“Reorganizations”), which are advised by PIMCO and subadvised by Gurtin, and a new investment advisory agreement for the Gurtin Funds, that would be intended to be in place until the Reorganizations are complete. A link to the press release relating to the completion of the Gurtin transaction is included with this letter.
What Matters are Proposed and How Will You Be Affected?
As a shareholder with an investment in one or more of the Gurtin Funds you may have received, or will soon be receiving, important proxy information, which requests that you vote on two important proposals, which are briefly summarized below.
Proposal 1 relates to the reorganization of the Gurtin Fund(s) applicable to each shareholder. The Reorganizations, which are anticipated to qualify for federal income tax purposes as tax-free reorganizations, are part of a broader initiative to integrate the advisory businesses of Gurtin and PIMCO while maintaining continuity of net expense ratios under the terms of a fee waiver arrangement with PIMCO through July 31, 2021, as well as investment personnel and principal investment strategies. More information regarding the Reorganizations may be found in the proxy statement/ prospectus sent to you.
Proposal 2 relates to a new investment advisory agreement between Forum Funds II, on behalf of each Gurtin Fund, and Gurtin. The proposed new investment advisory agreement is intended to replace, and provide continuity of management of the Gurtin Funds by Gurtin on substantially the same terms as, the “interim” investment advisory agreement, which was approved by the Gurtin Funds Board in anticipation of the termination of the original advisory agreement as a result of PIMCO’s acquisition of Gurtin. If approved, the proposed new investment advisory agreement would be in place on a non-interim basis until the Reorganizations close or as otherwise described in the proxy statement/ prospectus sent to you. Please refer to the proxy statement/prospectus for more information regarding this proposal.
We’re Requesting Your Help
Gurtin would greatly appreciate your help in supporting the proposals and making this a seamless transition. We ask that you cast your vote FOR each of Proposall and Proposal 2. Your vote can be cast in any one of the following four ways:
• Option 1: By internet (log on to the website listed on your proxy card(s))

Option 2: By telephone (dial toll-free 888-227-9349 to reach an automated touchtone voting line OR dial toll-free 866-751-6310 to speak with a live operator Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time)
Option 3: By mail (using the postage paid envelope provided with your proxy card)
Option 4: In person at the Gurtin Funds Special Meeting of Shareholders scheduled to occur at 10:00 a.m. Eastern Time, on February 15, 2019, at the offices of Atlantic Fund Services located at Three Canal Plaza, Suite 600, Portland, Maine, 04101.
We’re Here to Help You
As always, we greatly appreciate the trust that you have placed in us. Should you have any questions concerning the proxy process or what approval might mean for you, please do not hesitate to call us at 858-436-2200 or email us at questions@gurtin.com, as we would be happy to assist.
Sincerely,
Gurtin Municipal Bond Management
San Diego / Chicago

Gurtin Municipal Bond 440 Stevens Avenue, Ste. 260 Management Solana Beach, CA 92075
T: 858-436-2200 444 W. Lake Street, Ste. 2333 F: 858-436-2201 Chicago, IL 60606
info@gurtin.com www.gurtin.com
January 15, 2019
Dear Financial Advisor:
This letter concerns the Gurtin National Municipal Opportunistic Value Fund, Gurtin California Municipal Opportunistic Value Fund, Gurtin National Municipal Intermediate Value Fund, and Gurtin California Municipal Intermediate Value Fund (collectively, the “Gurtin Funds”), for which Gurtin Fixed Income Management, LLC dba Gurtin Municipal Bond Management (“Gurtin”) serves as advisor. In connection with the completion of a recent acquisition, by which Gurtin became a company of Pacific Investment Management Company LLC
(“PIMCO”), Gurtin is requesting shareholder approval via proxy vote of both a reorganization of the Gurtin Funds into newly formed PIMCO Funds (“Reorganizations”), which are advised by PIMCO and subadvised by Gurtin, and a new investment advisory agreement for the Gurtin Funds, that would be intended to be in place until the Reorganizations are complete. A link to the press release relating to the completion of the Gurtin transaction is included with this letter.
What Matters are Proposed for Clients and How Will Clients Be Affected?
Your clients with an investment in one or more of the Gurtin Funds may have received, or will soon be receiving, important proxy information, which requests that they vote on two important proposals, which are briefly summarized below.
Proposal 1 relates to the reorganization of the Gurtin Fund(s) applicable to each shareholder. The Reorganizations, which are anticipated to qualify for federal income tax purposes as tax-free reorganizations, are part of a broader initiative to integrate the advisory businesses of Gurtin and PIMCO while maintaining continuity of net expense ratios under the terms of a fee waiver arrangement with PIMCO through July 31, 2021, as well as investment personnel and principal investment strategies. More information regarding the Reorganizations may be found in the proxy statement/ prospectus sent to your clients.
Proposal 2 relates to a new investment advisory agreement between Forum Funds II, on behalf of each Gurtin Fund, and Gurtin. The proposed new investment advisory agreement is intended to replace, and provide continuity of management of the Gurtin Funds by Gurtin on substantially the same terms as, the “interim” investment advisory agreement, which was approved by the Gurtin Funds Board in anticipation of the termination of the original advisory agreement as a result of PIMCO’s acquisition of Gurtin. If approved, the proposed new investment advisory agreement would be in place on a non-interim basis until the Reorganizations close or as otherwise described in the proxy statement/ prospectus sent to your clients. Please refer to the proxy statement/prospectus for more information regarding this proposal.
We’re Requesting Your Help
Gurtin would greatly appreciate your help in supporting the proposals and making this a seamless transition for your clients. We ask that you exercise your discretion to vote on behalf of your clients, casting your vote FOR each of Proposal 1 and Proposal 2. Your vote can be cast in any one of the following four ways:
• Option 1: By internet (log on to the website listed on your clients’ proxy card(s))

• Option 2: By telephone (dial toll-free 888-227-9349 to reach an automated touchtone voting line OR dial toll-free 866-751-6310 to speak with a live operator Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time)
• Option 3: By mail (using the postage paid envelope provided with your client’s proxy card)
• Option 4: In person at the Gurtin Funds Special Meeting of Shareholders scheduled to occur at 10:00 a.m. Eastern Time, on February 15, 2019, at the offices of Atlantic Fund Services located at Three Canal Plaza, Suite 600, Portland, Maine, 04101.
We’re Here to Help You
As always, we greatly appreciate the trust that you have placed in us. Should you have any questions concerning the proxy process or what approval might mean for your clients, please do not hesitate to call us at 858-436-2200 or email us at questions@gurtin.com, as we would be happy to assist.
Sincerely,
Gurtin Municipal Bond Management
San Diego / Chicago

Gurtin Municipal Bond 440 Stevens Avenue, Ste. 260 Management Solana Beach, CA 92075
T: 858-436-2200 444 W. Lake Street, Ste. 2333 F: 858-436-2201 Chicago, IL 60606
info@gurtin.com www.gurtin.com
January 15, 2019
Dear Financial Advisor:
This letter concerns the Gurtin National Municipal Opportunistic Value Fund, Gurtin California Municipal Opportunistic Value Fund, Gurtin National Municipal Intermediate Value Fund, and Gurtin California Municipal Intermediate Value Fund (collectively, the “Gurtin Funds”), for which Gurtin Fixed Income Management, LLC dba Gurtin Municipal Bond Management (“Gurtin”) serves as advisor. In connection with the completion of a recent acquisition, by which Gurtin became a company of Pacific Investment Management Company LLC
(“PIMCO”), Gurtin is requesting shareholder approval via proxy vote of both a reorganization of the Gurtin Funds into newly formed PIMCO Funds (“Reorganizations”), which are advised by PIMCO and subadvised by Gurtin, and a new investment advisory agreement for the Gurtin Funds, that would be intended to be in place until the Reorganizations are complete. A link to the press release relating to the completion of the Gurtin transaction is included with this letter.
What Matters are Proposed for Clients and How Will Clients Be Affected?
Your clients with an investment in one or more of the Gurtin Funds may have received, or will soon be receiving, important proxy information, which requests that they vote on two important proposals, which are briefly summarized below.
Proposal 1 relates to the reorganization of the Gurtin Fund(s) applicable to each shareholder. The Reorganizations, which are anticipated to qualify for federal income tax purposes as tax-free reorganizations, are part of a broader initiative to integrate the advisory businesses of Gurtin and PIMCO while maintaining continuity of net expense ratios under the terms of a fee waiver arrangement with PIMCO through July 31, 2021, as well as investment personnel and principal investment strategies. More information regarding the Reorganizations may be found in the proxy statement/prospectus sent to your clients.
Proposal 2 relates to a new investment advisory agreement between Forum Funds II, on behalf of each Gurtin Fund, and Gurtin. The proposed new investment advisory agreement is intended to replace, and provide continuity of management of the Gurtin Funds by Gurtin on substantially the same terms as, the “interim” investment advisory agreement, which was approved by the Gurtin Funds Board in anticipation of the termination of the original advisory agreement as a result of PIMCO’s acquisition of Gurtin. If approved, the proposed new investment advisory agreement would be in place on a non-interim basis until the Reorganizations close or as otherwise described in the proxy statement/prospectus sent to your clients. Please refer to the proxy statement/prospectus for more information regarding this proposal.
We’re Requesting Your Help
Gurtin would greatly appreciate your help in supporting the proposals and making this a seamless transition for your clients. We ask that you encourage your clients to cast their vote FOR each of Proposal 1 and Proposal 2. Their vote can be cast in any one of the following four ways:
• Option 1: By internet (log on to the website listed on your clients’ proxy card(s))

• Option 2: By telephone (dial toll-free 888-227-9349 to reach an automated touchtone voting line OR dial toll-free 866-751-6310 to speak with a live operator Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time)
• Option 3: By mail (using the postage paid envelope provided with your client’s proxy card)
• Option 4: In person at the Gurtin Funds Special Meeting of Shareholders scheduled to occur at 10:00 a.m. Eastern Time, on February 15, 2019, at the offices of Atlantic Fund Services located at Three Canal Plaza, Suite 600, Portland, Maine, 04101.
We’re Here to Help You
As always, we greatly appreciate the trust that you have placed in us. Should you have any questions concerning the proxy process or what approval might mean for your clients, please do not hesitate to call us at 858-436-2200 or email us at questions@gurtin.com, as we would be happy to assist.
Sincerely,
Gurtin Municipal Bond Management